                                                               ORSI MAZZUCCHELLI

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)

                           Sight Resource Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                             David A. Newberg, Esq.
                 Collier, Halpern, Newberg, Nolletti & Bock, LLP
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914) 684-6800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105               13D                         Page 2 of 11 Pages

1     NAME OF REPORTING PERSON                                               ORSI MAZZUCCHELLI S.P.A.(1)
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a) [ ]
      (See Instructions)                                                        (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)   WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                             [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Italy

NUMBER OF                                  7     SOLE VOTING POWER
                                                                             7,380,511
SHARES

BENEFICIALLY                               8     SHARED VOTING POWER

OWNED BY

EACH                                       9     SOLE DISPOSITIVE POWER
                                                                             7,380,511
REPORTING
                                           10    SHARED DISPOSITIVE POWER
PERSON WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             7,380,511

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                            [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  14.6%

14    TYPE OF REPORTING PERSON  (See Instructions)
      CO

-------------------
(1) Successor by merger to La Sesta S.p.A.

CUSIP No. 82655N105               13D                         Page 3 of 11 Pages

ITEM 1.     SECURITY AND ISSUER.

            The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 8100 Beckett Center Drive, West Chester, OH 45069.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed by Orsi Mazzucchelli S.p.A. ("Orsi Mazzucchelli") (the "Reporting Person"), which is the successor by merger to La Sesta S.p.A, an Italian company, the successor to LaSesta, S.A., a Luxembourg company ("La Sesta"). Mr. Marco Brustio is the managing director of Orsi Mazzucchelli and Mr. Brustio's spouse owns 33% of Orsi Mazzucchelli. Orsi Mazzucchelli is an Italian corporation. Its business address is via Mazzucchelli 7, 21043 Castiglione Olona, Varese, Italy. Its principal business is an investment holding company.

            During the last five years, Orsi Mazzucchelli has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            During the last five years, Orsi Mazzucchelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Orsi Mazzucchelli holds 7,380,511 shares of Common Stock of SRC. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc by SRC) were acquired by Orsi Mazzucchelli or its precessor, La Sesta, through the use of working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a) Of the shares of Common Stock of SRC held by Orsi Mazzucchelli, 2,980,511 were acquired in connection with (i) the acquisition of eyeshop.com inc by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

            (b) An additional 3,000,000 shares of Common Stock held by Orsi Mazzucchelli were acquired by La Sesta pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P.,

CUSIP No. 82655N105               13D                         Page 4 of 11 Pages

Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"), E. Dean Butler, Excalibur Investments B.V. ("Excalibur") and La Sesta. The shares were sold and purchased in a private placement at a purchase price of $.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of La Sesta filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

            (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On each of June 30, 2003 and May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share. On August 3, 2005, the Carlyle Entities entered into a Closing Agreement with each of Orsi Mazzucchelli and Mr. Tabacchi pursuant to which the Carlyle Entities exercised their respective rights to require Orsi Mazzucchelli, as successor to La Sesta, and Mr. Tabacchi to purchase the final 2,333,334 shares of Common Stock of SRC subject to the Put Agreement at a purchase price of $.25 per share. The following table summarizes the exercises by the Carlyle Entities of their rights under the Put Agreement:

                           Number of Shares                     Number of Shares
Carlyle Entity            Put to Mr. Tabacchi            Put to La Sesta/Orsi Mazzucchelli
---------------     ---------------------------------   ----------------------------------
                     June 30,     May 6,    August 3,   June 30,     May 6,     August 3,
                      2003         2004       2005        2003        2004        2005
                    ---------   ---------   ---------   --------   ---------   -----------
Carlyle Venture     1,317,049   1,317,049   1,317,049    329,262    329,262      329,264
Partners, L.P.

Carlyle U.S.          174,675     174,675     174,676     43,669     43,669       43,668
Venture
Partners, L.P.

C/S Venture           268,972     268,972     268,973     67,243     67,243       67,243
Investors, L.P.

Carlyle Venture       105,970     105,970     105,970     26,493     26,493       26,491
Coinvestment,
L.L.C

        TOTALS      1,866,666   1,866,666   1,866,668    466,667    466,667      466,666

CUSIP No. 82655N105               13D                         Page 5 of 11 Pages

            In accordance with such exercises, La Sesta purchased an additional 466,667 shares of Common Stock of SRC at $.20 per share, on each of September 17, 2003 and May 6, 2004, and Orsi Mazzucchelli, as successor to La Sesta, purchased an additional 466,666 shares for $.25 per share on August 3, 2005, for a total of 1,400,000 shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Orsi Mazzucchelli owns 7,380,511 shares of Common Stock of SRC, constituting 14.6% of all shares outstanding.

            Orsi Mazzucchelli has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all shares owned by it.

            Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by Orsi Mazzucchelli.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by La Sesta in connection with the acquisition of eyeshop.com inc by SRC appears in Item 6 of the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

            (b) On December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. The purchase and sale of such shares was effective September 17, 2003. On May 6, 2004, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase an additional 2,333,333 shares of Common Stock of SRC at $.20 per share. This transaction was effective May 6, 2004. On August 3, 2005, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and Orsi Mazzucchelli, as successor to La Sesta, to purchase an additional 2,333,334 shares of Common Stock of SRC at $.25 per share (the "Final Option"). This transaction was effective August 3, 2005. Mr. Tabacchi assigned his rights and obligations with respect to each such exercise to Excalibur.

CUSIP No. 82655N105               13D                         Page 6 of 11 Pages

            The Put Agreement also granted to Mr. Tabacchi and La Sesta the right to purchase shares that the Carlyle Entities proposed to sell to a third party on terms no less favorable than those offered by the third party purchaser.

            (c) On August 3, 2005, each of Orsi Mazzucchelli, as successor to La Sesta, on one hand, and Excalibur and Mr. Tabacchi, on the other hand, entered into a Closing Agreement with the Carlyle Entities pursuant to which the Carlyle Entities exercised their respective Final Options under the Put Agreement and the parties released each other from any claims relating to the Put Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

            Exhibit 2 Put and Right of First Refusal Agreement dated as of December 31, 2002 (incorporated by reference from
                        Exhibit 2 to Amendment 1 to the Schedule 13D of La Sesta S.A. dated December 31, 2002 and filed with the SEC on January 10, 2003).

            Exhibit 3 Items 4 and 6 of the Schedule 13D of La Sesta S.A. and certain other parties dated June 4, 2001 and filed with the SEC on that date.

            Exhibit 4 Items 4 and 6 of Amendment No. 1 to the Schedule 13D of La Sesta S.A. dated December 31, 2002 and filed with the SEC on January 10, 2003.

            Exhibit 5 Closing Agreement dated August 3, 2005 among Carlyle Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U. S. Venture Partners, L.P., Carlyle Venture Coinvestment, L.L.C., Marco Brustio, and Orsi Mazzucchelli S.p.A.

            Exhibit 6   Power of Attorney of Orsi Mazzucchelli, S.p.A.

CUSIP No. 82655N105               13D                         Page 7 of 11 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2005

                                        /s/ David A. Newberg
                                        -------------------------------------
                                        David A. Newberg, as Attorney-In-Fact
                                        for Orsi Mazzucchelli, S.p.A, pursuant
                                        to Power of Attorney filed herewith